CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Trustees and Shareholders

Evergreen Fixed Income Trust

Evergreen Select Fixed Income Trust

We consent to the use of our reports, dated June 28, 2007, for the Evergreen Core Plus Bond Fund (formerly Evergreen Diversified Bond Fund), Evergreen Diversified Income Builder Fund (formerly Evergreen Strategic Income Fund), Evergreen High Income Fund (formerly Evergreen High Yield Bond Fund), Evergreen Institutional Mortgage Portfolio and Evergreen U.S. Government Fund, each a series of the Evergreen Fixed Income Trust, and for the Evergreen Core Bond Fund and Evergreen Select High Yield Bond Fund, each a series of the Evergreen Select Fixed Income Trust, incorporated herein by reference and to the references to our firm under the captions “FINANCIAL HIGHLIGHTS” in the prospectuses and “Independent Registered Public Accounting Firm” in the Statements of Additional Information.

Boston, Massachusetts

August 28, 2007